                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                        Personnel Group of America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

--------------------------------------------------------------------------------


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------


                                    715338109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Marty Brandt            Joseph Milana & Chrissie      Joseph Milana & Chrissie               Ivy B. Dodes
 CSFB Global Opportunities              Neves                          Neves                  Credit Suisse First Boston
       Partners, L.P.              Links Partners, LP             Inland Partners, LP              11 Madison Avenue
   c/o Hemisphere Global       61 Wilton Avenue, 2nd Floor    61 Wilton Avenue, 2nd Floor      New York, New York 10010
Opportunities Partners, Ltd.   Westport, Connecticut 06880    Westport, Connecticut 06880           (212) 325-2000
     Hemisphere House,          Telephone: (203) 221-1703      Telephone: (203) 221-1703
      Nine Church St.
      P.O. Box HM951,
       Hamilton HM11
     Hamilton, Bermuda
 Telephone: (441) 295-9166

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 26, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 25 pages)

                                  SCHEDULE 13D

------------------------                               -------------------------
CUSIP No.  715338109                                    Page   2   of 25  Pages
           ---------                                         -----   -----
------------------------                               -------------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
     1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[_]
     2                                                                 (b)[X]

--------------------------------------------------------------------------------
          SEC USE ONLY
     3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS
     4
               AF, OO
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     5    ITEMS 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
     6
               Switzerland
--------------------------------------------------------------------------------
       NUMBER OF                  SOLE VOTING POWER
         SHARES           7
                                      0
      BENEFICIALLY
        OWNED BY      ----------------------------------------------------------
                                  SHARED VOTING POWER
          EACH            8
       REPORTING                      3,400,568
                      ----------------------------------------------------------
         PERSON                   SOLE DISPOSITIVE POWER
          WITH            9
                                      0
                      ----------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                         10
                                      3,400,568
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
               3,400,568
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    12                                                                    [_]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
               11.29%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
    14
               IA, BK, HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                               -------------------------
CUSIP No.  715338109                                    Page   3   of  25  Pages
           ---------                                         -----   -----
------------------------                               -------------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
     1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               CSFB Global Opportunities Partners, L.P.
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[_]
     2                                                                 (b)[X]

--------------------------------------------------------------------------------
          SEC USE ONLY
     3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS
     4
               AF, WC
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     5    ITEMS 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
     6
               Delaware
--------------------------------------------------------------------------------
       NUMBER OF                  SOLE VOTING POWER
         SHARES           7
                                      0
      BENEFICIALLY
        OWNED BY      ----------------------------------------------------------
                                  SHARED VOTING POWER
          EACH            8
       REPORTING                      3,398,568
                      ----------------------------------------------------------
         PERSON                   SOLE DISPOSITIVE POWER
          WITH            9
                                      0
                      ----------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                         10
                                      3,398,568
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
               3,398,568
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    12                                                                    [_]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
               11.29%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
    14
               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                              ---------------------------
CUSIP No.  715338109                                      Page 4   of  25  Pages
           ---------                                          -----    ---
-----------------------                              ---------------------------

--------------------------------------------------------------------------------
             NAMES OF REPORTING PERSONS
     1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CSFB Global Opportunities Partners (Bermuda), L.P.
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[_]
     2                                                                    (b)[x]

--------------------------------------------------------------------------------
             SEC USE ONLY
     3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4
                  AF, WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     5                                                                       [_]

--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                  Bermuda
--------------------------------------------------------------------------------
        NUMBER OF                    SOLE VOTING POWER
          SHARES              7
                                        0
       BENEFICIALLY       ------------------------------------------------------
         OWNED BY                    SHARED VOTING POWER

           EACH               8
        REPORTING                       3,398,568
                          ------------------------------------------------------
          PERSON                     SOLE DISPOSITIVE POWER
           WITH               9
                                        0
                          ------------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                             10
                                        3,398,568
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
                  3,398,568
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
     12                                                                     [_]

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
                  11.29%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
     14
                  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                              ----------------------------
CUSIP No.  715338109                                      Page  5   of 25  Pages
           ---------                                          -----   ----
----------------------                              ----------------------------

--------------------------------------------------------------------------------
             NAMES OF REPORTING PERSONS
     1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Hemisphere Global Opportunities Partners, Ltd.
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[_]
     2                                                                    (b)[X]

--------------------------------------------------------------------------------
             SEC USE ONLY
     3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4
                  AF, WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     5                                                                      [_]

--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                  Bermuda
--------------------------------------------------------------------------------
       NUMBER OF                     SOLE VOTING POWER
         SHARES               7
                                        0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY                     SHARED VOTING POWER
                              8
          EACH                          3,398,568
       REPORTING          ------------------------------------------------------
         PERSON                      SOLE DISPOSITIVE POWER
          WITH                9
                                        0
                          ------------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                             10
                                        3,398,568
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
                  3,398,568
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
     12                                                                      [_]

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
                  11.29%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
     14
                  CO, HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                              ----------------------------
CUSIP No.  715338109                                      Page  6   of 25  Pages
           ---------                                          -----   ----
----------------------                              ----------------------------

--------------------------------------------------------------------------------
           NAMES OF REPORTING PERSONS
     1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                The Hemisphere Trust Company Limited
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[_]
                                                                        (b)[X]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS
     4
                AF, WC
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     5     TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                Bermuda
--------------------------------------------------------------------------------
          NUMBER OF                  SOLE VOTING POWER
           SHARES             7
                                        0
       BENEFICIALLY
          OWNED BY        ------------------------------------------------------
                                     SHARED VOTING POWER
            EACH              8
         REPORTING                      3,398,568
                          ------------------------------------------------------
           PERSON                    SOLE DISPOSITIVE POWER
            WITH              9
                                        0
                          ------------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                             10
                                        3,398,568
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
                3,398,568
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     12                                                                      [_]

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
                11.29%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
     14
                OO, HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                              ----------------------------
CUSIP No.  715338109                                      Page  7   of 25  Pages
           ---------                                          -----   ----
----------------------                              ----------------------------

--------------------------------------------------------------------------------
           NAMES OF REPORTING PERSONS
     1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Links Partners, LP
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[_]
                                                                        (b)[X]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS
     4
                AF, WC
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                Bermuda
--------------------------------------------------------------------------------
          NUMBER OF                  SOLE VOTING POWER
           SHARES             7
                                        0
       BENEFICIALLY
          OWNED BY        ------------------------------------------------------
                                     SHARED VOTING POWER
            EACH              8
         REPORTING                      3,398,568
                          ------------------------------------------------------
           PERSON                    SOLE DISPOSITIVE POWER
            WITH              9
                                        0
                          ------------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                             10
                                        3,398,568
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
                3,398,568
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     12                                                                [_]

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
                11.29%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
     14
                PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                    -------------------------------------
CUSIP No. 715338109                         Page       8      of    25    Pages
          ---------                               ------------    -------
-----------------------                    -------------------------------------

--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
    1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Inland Partners, LP
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[_]
                                                                       (b)[X]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
         SOURCE OF FUNDS
    4
            AF, WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5    ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Bahamas
--------------------------------------------------------------------------------
     NUMBER OF                  SOLE VOTING POWER
      SHARES             7
                                   0
    BENEFICIALLY  --------------------------------------------------------------
     OWNED BY                  SHARED VOTING POWER
                         8
        EACH                       3,398,568
     REPORTING    --------------------------------------------------------------
                               SOLE DISPOSITIVE POWER
       PERSON            9
        WITH                       0
--------------------------------------------------------------------------------
                               SHARED DISPOSITIVE POWER
    10
                                   3,398,568
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,398,568
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    12                                                                    [_]

--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            11.29%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON
    14
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                    -------------------------------------
CUSIP No. 715338109                         Page       9       of   25     Pages
          ---------                               ------------    -------
-----------------------                    -------------------------------------

--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
    1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Coryton Management Ltd.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[_]
                                                                       (b)[X]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
         SOURCE OF FUNDS
    4
            AF, WC
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5    ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Bahamas
--------------------------------------------------------------------------------
     NUMBER OF                 SOLE VOTING POWER
      SHARES             7
                                   0
    BENEFICIALLY  --------------------------------------------------------------
      OWNED BY                 SHARED VOTING POWER
                         8
        EACH                       3,398,568
     REPORTING    --------------------------------------------------------------
                               SOLE DISPOSITIVE POWER
       PERSON            9
        WITH                       0
--------------------------------------------------------------------------------
                               SHARED DISPOSITIVE POWER
    10
                                   3,398,568
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,398,568
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    12                                                                    [_]

--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            11.29%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON
    14
            CO, HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                  ------------------------
CUSIP No.  715338109                                      Page 10   of  25 Pages
           ---------                                          -----    ----
----------------------                                  ------------------------

--------------------------------------------------------------------------------
             NAMES OF REPORTING PERSONS
     1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Arthur Coady
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[_]
     2                                                                    (b)[X]

--------------------------------------------------------------------------------
             SEC USE ONLY
     3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4
                  AF, WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     5       TO ITEMS 2(d) or 2(e)                                          [_]


--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                  Canada
--------------------------------------------------------------------------------
       NUMBER OF                     SOLE VOTING POWER
         SHARES               7
                                        0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY                     SHARED VOTING POWER
                              8
          EACH                          3,398,568
       REPORTING          ------------------------------------------------------
         PERSON                      SOLE DISPOSITIVE POWER
          WITH                9
                                        0
                          ------------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                             10
                                        3,398,568
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
                  3,398,568
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
     12                                                                      [_]

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
                  11.29%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
     14
                  IN, HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                              ----------------------------
CUSIP No.  715338109                                      Page  11  of 25  Pages
           ---------                                          -----   ----
----------------------                              ----------------------------

--------------------------------------------------------------------------------
             NAMES OF REPORTING PERSONS
     1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elias Sabo
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[_]
     2                                                                    (b)[X]

--------------------------------------------------------------------------------
             SEC USE ONLY
     3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4
                  AF, WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     5       TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                  U.S.A.
--------------------------------------------------------------------------------
       NUMBER OF                     SOLE VOTING POWER
         SHARES               7
                                        0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY                     SHARED VOTING POWER
                              8
          EACH                          3,398,568
       REPORTING          ------------------------------------------------------
         PERSON                      SOLE DISPOSITIVE POWER
          WITH                9
                                        0
                          ------------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                             10
                                        3,398,568
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
                  3,398,568
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
     12                                                                      [_]

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
                  11.29%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
     14
                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                               -------------------------
CUSIP No.  715338109                                    Page  12  of  25   Pages
           ---------                                         -----   -----
------------------------                               -------------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
     1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               I. Joseph Massoud
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[_]
     2                                                                 (b)[X]

--------------------------------------------------------------------------------
          SEC USE ONLY
     3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS
     4
               AF, WC
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     5    ITEMS 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
     6
               U.S.A.
--------------------------------------------------------------------------------
       NUMBER OF                  SOLE VOTING POWER
         SHARES           7
                                      0
      BENEFICIALLY
        OWNED BY      ----------------------------------------------------------
                                  SHARED VOTING POWER
          EACH            8
       REPORTING                      3,398,568
                      ----------------------------------------------------------
         PERSON                   SOLE DISPOSITIVE POWER
          WITH            9
                                      0
                      ----------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                         10
                                      3,398,568
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
               3,398,568
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    12                                                                    [_]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
               11.29%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
    14
               IN
--------------------------------------------------------------------------------

Item 1.        Security and Issuer.
               -------------------

               This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share ("Issuer Common Stock"), of Personnel Group of America, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina 28209.

Item 2.        Identity and Background.
               -----------------------

              This Statement is being filed by (i) Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business ("CSFB Investment Banking") of the Credit Suisse First Boston business unit (the "CSFB business unit") in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998); (ii) CSFB Global Opportunities Partners,
L.P., a limited partnership organized under the laws of Delaware ("CSFB Partners (Delaware)"), CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners (Bermuda)"), Links Partners, LP, a Bahamian exempted limited partnership ("Links") and Inland Partners, LP, a Bahamian exempted limited partnership ("Inland"), by virtue of their beneficial ownership of $60,537,000 aggregate face amount of the Issuer's 5-3/4% Convertible Subordinated Notes due July 2004 (the "Notes"), which are immediately convertible into 3,398,568 shares of Issuer Common Stock, (iii) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation ("Hemisphere Partners"), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (iv) The Hemisphere Trust Company Limited, a Bermuda licensed trust company ("Hemisphere Trust Company"), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (v) Coryton Management Ltd., a Bahamian corporation ("Coryton"), as general partner of Links and Inland, (vi) Arthur Coady, as director and sole shareholder of Coryton and (vii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland (CSFB Investment Banking, CSFB Partners (Delaware), CSFB Partners (Bermuda), Links, Inland, Hemisphere Partners, Hemisphere Trust Company, Coryton, Arthur Coady, Elias Sabo and I. Joseph Massoud, collectively, the "Reporting Persons," and each a "Reporting Person").

               In addition to CSFB Investment Banking, the CSFB business unit is comprised of an asset management business ("CSFB Asset Management"). CSFB Investment Banking provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. CSFB Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of CSFB

                               Page 13 of 25 Pages

Investment Banking's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

               The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

               CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

               CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and CSFB Investment Banking. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including CSFB Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the Issuer Common Stock to which this schedule relates and such shares of Issuer Common Stock are not reported in this statement. CSG disclaims beneficial ownership of shares of Issuer Common Stock beneficially owned by its direct and indirect subsidiaries, including CSFB Investment Banking. CSFB Investment Banking disclaims beneficial ownership of shares of Issuer Common Stock beneficially owned by CSG, CSFB Asset Management and the Credit Suisse Financial Services business unit.

               As of November 3, 2000, the Bank through CSFBI acquired all of the voting stock of Donaldson, Lukin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and Donaldson, Lufkin & Jenrette Securities Corporation, a Delaware corporation ("DLJSC") became an indirect subsidiary of CSFBI. The address of the principal business and office of both CSFB-USA and DLJSC is Eleven Madison Avenue, New York, New York 10010. As of April 1, 2002, a DLJSC private client services managed account holds 2,000 shares of common stock of the Issuer.

               In addition, the Bank holds through CSFBI the membership interests of CSFB Global Opportunities Advisers, LLC ("CSFB Advisers"), a limited liability company organized under the laws of Delaware. The address of CSFB Advisers' principal business and office is Eleven Madison Avenue, New York, New York 10010. CSFB Advisers performs certain investment advisory services on behalf of CSFB Partners (Delaware) and CSFB Partners (Bermuda), pursuant to a certain Investment Advisory Agreement dated as of May 2, 2001 between CSFB Advisers, CSFB Partners (Delaware) and CSFB Partners (Bermuda).

               The principal business of CSFB Partners (Delaware) is investing in equity and subordinated debt securities of companies. The address of its principal office and principal place of business is CSFB Global Opportunities Partners, L.P., c/o Hemisphere

                               Page 14 of 25 Pages

Global Opportunities Partners, Ltd., Hemisphere House, Nine Church Street, P.O. Box HM 951, Hamilton HM11, Hamilton, Bermuda.

               The principal business of CSFB Partners (Bermuda) is investing in equity and subordinated debt securities of companies. The address of its principal office and principal place of business is CSFB Global Opportunities Partners (Bermuda), L.P., c/o Hemisphere Global Opportunities Partners, Ltd., Hemisphere House, Nine Church Street, P.O. Box HM 951, Hamilton HM11, Hamilton, Bermuda.

               The principal business of Hemisphere Partners is acting as the general partner to CSFB Partners (Delaware) and CSFB Partners (Bermuda). The address of its principal office and principal place of business is Hemisphere Global Opportunities Partners, Ltd., Hemisphere House, Nine Church Street, P.O. Box HM 951, Hamilton HM11, Hamilton, Bermuda.

               The principal business of Hemisphere Trust Company is providing trust services to institutions and high net worth clients. The address of its principal office and principal place of business is The Hemisphere Trust Company Limited, Hemisphere House, Nine Church Street, P.O. Box HM 951, Hamilton HM11, Hamilton, Bermuda.

              The principal business of each of Links, Inland and Coryton is investing in equity and subordinated debt securities of companies. The address for each of Links, Inland and Coryton is TeeKay House, Bayside Executive Park, West Bay Street and Blake Road, P.O. Box AP 59213 Nassau Bahamas.

               The business address of Arthur Coady is Oceanic Bank and Trust, Bayside Executive Park, West Bay Street and Blake Road, P.O. Box AP 59213, Nassau, Bahamas. His present principal occupation, the principal business and address of the corporation in which his employment is conducted and his citizenship are set forth on Schedule G to this Statement and incorporated herein by reference.

               Elias Sabo and I. Joseph Massoud are both citizens of the United States. Elias Sabo is a Principal, and I. Joseph Massoud is President, of Compass Group International, LLC ("Compass"). The principal business of Compass is private equity management. The principal office and principal place of business of Compass is 61 Wilton Avenue, 2nd Floor, Westport, Connecticut, 06880.

               The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of CSFB

                               Page 15 of 25 Pages

Investment Banking, CSFBI, CSFB Advisers, CSFB-USA, DLJSC, Hemisphere Partners and Coryton are set forth on Schedules A, B, C, D, E, F and G respectively, attached hereto, each of which is incorporated by reference herein.

               During the last five years, none of the Reporting Persons, CSFBI, CSFB Advisers, CSFB-USA or DLJSC, nor, to the best of the knowledge of CSFB Investment Banking, CSFBI, CSFB Advisers, CSFB-USA, DLJSC, Hemisphere Partners and Coryton with respect to the directors and executive officers named in their respective schedules to this Statement, any of such directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or other Consideration.
               -------------------------------------------------

               CSFB Partners (Delaware), CSFB Partners (Bermuda), Links and Inland acquired $60,537,000 aggregate face amount of the Notes (the "Purchased Notes"), which are immediately convertible into 3,398,568 shares of Issuer Common Stock, in open market purchases for an aggregate consideration of approximately $22.2 million. The purchases of the Purchased Notes were contemplated by the terms of that certain Intercreditor Agreement, dated as of June 5, 2001, by and among Links, Inland, CSFB Partners (Delaware) and CSFB Partners (Bermuda) (the "Intercreditor Agreement"). In addition, a DLJSC private client services managed account acquired 2,000 shares of Issuer Common Stock (the "Client Shares") for approximately $14,000 in an unsolicited non-discretionary trade effected by a client.

               The Purchased Notes were purchased with the working capital of CSFB Partners (Delaware), CSFB Partners (Bermuda), Links, Inland and their affiliates and the Client Shares were purchased with the working capital of the Bank's affiliates. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Purchased Notes or the Client Shares.

Item 4.        Purpose of Transaction.
               ----------------------

               CSFB Partners (Delaware), CSFB Partners (Bermuda), Links and Inland entered into the Intercreditor Agreement to purchase the Purchased Notes for general investment purposes and DLJSC acquired the Client Shares in the ordinary course of business. As of March 26, 2002, each of CSFB Partners (Delaware), CSFB Partners (Bermuda), Links and Inland intends to discuss with the Company deleveraging strategies that may result in the conversion of certain Company debt to equity. None of the Reporting Persons have any current plans to dispose of the Purchased Notes or the underlying shares of Issuer Common Stock. However, the Reporting Persons may in the future dispose of the Purchased Notes or underlying shares of Issuer Common Stock in the market, in privately negotiated transactions or otherwise. In addition, the Reporting Persons reserve the right to acquire additional shares of Issuer

                               Page 16 of 25 Pages

Common Stock or securities of the Issuer convertible into, or exercisable for, shares of Issuer Common Stock, including the Purchased Notes, through open market purchases, in privately negotiated transactions or otherwise.

               Each of the Reporting Persons intends continuously to review its investment in the Issuer, and may in the future determine, either alone or as part of a group, and subject to the terms of the Intercreditor Agreement, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

               Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

                               Page 17 of 25 Pages

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

               (j) Any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of the date hereof, the Reporting Persons' interests in Issuer Common Stock are as follows: (i) CSFB Partners (Delaware), CSFB Partners (Bermuda), Links and Inland are each a direct beneficial owner of the Purchased Notes, which are immediately convertible into 3,398,568 shares of Issuer Common Stock, (ii) the Bank, CSFBI, CSFB Advisers, Hemisphere Partners, Hemisphere Trust Company, Coryton, Arthur Coady, Elias Sabo and I. Joseph Massoud are each an indirect beneficial owner of the Purchased Notes, which are immediately convertible into 3,398,568 shares of Issuer Common Stock, (iii) DLJSC is a direct beneficial owner of the Client Shares (2,000 shares of Issuer Common Stock) and (iv) the Bank, CSFBI and CSFB-USA are each an indirect beneficial owner of the Client Shares. The 3,398,568 shares of Issuer Common Stock represent beneficial ownership of approximately 11.29% of the Issuer's issued and outstanding shares of Issuer Common Stock and the 3,400,568 shares of Issuer Common Stock represent beneficial ownership of approximately 11.29% of the Issuer's issued and outstanding shares of Issuer Common Stock (based on 26,713,642 shares of Issuer Common Stock issued and outstanding as of March 15, 2002, as reported in the Issuer's Annual Report on Form 10-K filed on April 1, 2002, and assuming conversion of the Purchased Notes).

               To the best knowledge of CSFB Investment Banking, CSFBI, CSFB Advisers, CSFB-USA, DLJSC, Hemisphere Partners and Coryton with respect to the directors and executive officers named in their respective schedules to this Statement, none of such persons (i) beneficially owns any shares of Issuer Common Stock (other than in his or her capacity as an executive officer or director of such corporation) or (ii) has the right to acquire any Issuer Common Stock.

               The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Common Stock owned by other parties.

               (b) Pursuant to the Intercreditor Agreement, CSFB Partners (Delaware), CSFB Partners (Bermuda), Links and Inland agree to vote all of the shares of capital stock

                               Page 18 of 25 Pages
of the Issuer beneficially owned by them, directly or indirectly, as unanimously agreed upon by them.

               (c) No transactions in Issuer Common Stock have been effected during the past 60 days by the Reporting Persons or, to the best of the knowledge of CSFB Investment Banking, CSFBI, CSFB Advisers, CSFB-USA, DLJSC, Hemisphere Partners and Coryton with respect to the directors and executive officers named in their respective schedules to this Statement, by any of such directors and executive officers.

               (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock beneficially owned by the Reporting Persons.

               (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships With
               -------------------------------------------------------------
               Respect to Securities of the Issuer.
               -----------------------------------

               Except as described below or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their respective knowledge, any of the persons named in a schedule to this Statement or between any of the Reporting Persons and any other person or, to the best of their respective knowledge, any person named in a schedule to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Intercreditor Agreement

               CSFB Partners (Delaware), CSFB Partners (Bermuda), Links and Inland (collectively, the "Investors" and each an "Investor") are parties to the Intercreditor Agreement, pursuant to which the Investors agreed to purchase Notes (the "Purchase"). The Intercreditor Agreement sets forth the terms and conditions of the Purchase and provides that all purchases of the Notes shall be effected by a purchasing agent on behalf of the Investors. The Intercreditor Agreement also provides that all of the Notes shall be purchased (a) at a purchase price not to exceed 50% of the then outstanding principal amount of such notes, (b) on the same terms as to each Investor and (c) pro rata for the account of each Investor based on the following percentages (i) 25% to Links,
(ii) 25% to Inland, (iii) 43% to CSFB Partners (Delaware) and (iv) 7% to CSFB Partners (Bermuda).

               Under the Intercreditor Agreement, unanimous written consent of the Investors is required for (a) any acquisition of Notes that would result in the Investors acquiring, either individually or as a group, beneficial ownership, directly or indirectly, of

                                  Page 19 of 25 Pages

(i) 5% or more of the shares of capital stock of the Issuer (the "Capital Stock"), (ii) 10% or more of the Capital Stock, or (iii) 15% or more of the Capital Stock, (b) any acquisition of Notes that would constitute a tender offer for the Capital Stock within the scope of Section 14(d) of the Securities Exchange Act of 1934, as amended, and Regulation 14D promulgated thereunder, or
(c) conversion of any Notes into Capital Stock.

               The Intercreditor Agreement also requires unanimous written consent of the Investors for an Investor to (a) accept any prepayment, redemption, or other purchase, retirement or acquisition, directly or indirectly, of any Note, (b) declare, or join in the declaration by any person or entity of, any Notes to be due and payable prior to the maturity thereof or otherwise accelerate the maturity of the principal of any Notes, accrued interest thereon or other amounts due thereunder or with respect thereto, (c) take any other action against the Issuer in connection with the Notes, including, without limitation, commencing any administrative, legal or equitable action against the Issuer (including, without limitation, filing and joining in the filing of any insolvency petition against the Issuer), (d) agree to any amendment, supplement or modification of or to any provision in any Note or any document governing the Notes, including, without limitation, any indenture, or any waiver of any such provision or consent to any departure by any party from the terms of any such provision or (e) directly or indirectly effect any transaction whatsoever, or engage in any discussions or negotiations, with the Issuer and/or its officers, directors, employees and agents, other than as specifically provided for in the Intercreditor Agreement.

               Pursuant to the Intercreditor Agreement, the Investors shall vote all shares of Capital Stock, directly or indirectly beneficially owned by them, as unanimously agreed upon by the Investors. In addition, the Intercreditor Agreement provides that no Investor shall sell or otherwise transfer any of its Notes or shares of Capital Stock to any person (other than to another Investor) except pursuant to Section 5 of the Intercreditor Agreement, which provides each Investor with certain rights of first refusal and co-sale rights with respect to the Notes.

               The Intercreditor Agreement is incorporated by reference as
Exhibit 1 to this Statement, and the foregoing summary of the terms of the Intercreditor Agreement is qualified in its entirety by reference to the full text of such Exhibit.

Note Certificate

               The Issuer originally issued a certificate evidencing ownership of the Notes (the "Note Certificate"). The Note Certificate provides that the Notes bear interest at the rate of 5-3/4% per annum and mature on July 1, 2004. The Note Certificate also provides that the holder of the Notes is entitled, at his option, at any time on or before the close of business on July 1, 2004 to convert the Notes (or any portion of the principal amount which is $1,000 or an integral multiple thereof), at the principal amount, or of such portion, into fully paid and non-assessable shares (calculated as each conversion to the nearest 1/100th of a share) of Issuer Common Stock at a conversion price equal to $17.8125 (subject to adjustment) for each share of Issuer Common Stock.

                               Page 20 of 25 Pages

               The Note Certificate is incorporated by reference as Exhibit 2 to this Statement, and the foregoing summary of the terms of the Note Certificate is qualified in its entirety by reference to the full text of such Exhibit.

Power of Attorney

               Each of Links and Inland has executed a limited power of attorney (each a "Power of Attorney" and together the "Powers of Attorney") appointing each of I. Joseph Massoud and Elias Sabo as attorney-in-fact to take certain actions including, but not limited to, the sale, transfer or exercise of conversion rights of any securities beneficially owned by each of Links and Inland.

               The Powers of Attorney are incorporated by reference as Exhibit 3 and Exhibit 4 to this Statement, and the foregoing summary of the terms of the Powers of Attorney are qualified in their entirety by reference to the full text of such exhibits.

Item 7.        Materials to be Filed as Exhibits.
               ---------------------------------

               Exhibit No.      Description
               ----------       -----------

                    1 Intercreditor Agreement, dated as of June 5, 2001, by and among Links Partners, LP, Inland Partners, LP, CSFB Global Opportunities Partners, L.P. and CSFB Global Opportunities Partners (Bermuda), L.P.

                    2 Form of Note Certificate (Incorporated by reference to Exhibit 4.3 to the Form S-3 Registration Statement of Personnel Group of America, Inc. filed on July 23, 1997 with respect to securities of Personnel Group of America, Inc.)

                    3 Power of Attorney appointing, individually, each of Elias Sabo and I. Joseph Massoud as attorney-in-fact for Inland Partners, L.P.

                    4 Power of Attorney appointing, individually, each of Elias Sabo and I. Joseph Massoud as attorney-in-fact for Links Partners, L.P.

                    5 Joint Filing Agreement, dated as of April 4, 2002, between CSFB Global Opportunities Partners, L.P., CSFB Global Opportunities Partners (Bermuda), L.P., Hemisphere Global Opportunities Partners, Ltd., The Hemisphere Trust Company Limited, Links Partners, LP, Inland Partners, LP, Coryton Management Ltd., Arthur Coady, Elias Sabo, I. Joseph Massoud and Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit.

                                  Page 21 of 25 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: April 4, 2002

                            CSFB GLOBAL OPPORTUNITIES PARTNERS, L.P.

                                     By:   Hemisphere Global Opportunities
                                           Partners, Ltd.



                                     By:   /s/ Marty Brandt
                                           --------------------------------
                                           Name:  Marty Brandt
                                           Title: Director

                            CSFB GLOBAL OPPORTUNITIES PARTNERS (BERMUDA), L.P.

                                     By:   Hemisphere Global Opportunities
                                           Partners, Ltd.



                                     By:   /s/ Marty Brandt
                                           --------------------------------
                                           Name:  Marty Brandt
                                           Title: Director

                            HEMISPHERE GLOBAL OPPORTUNITIES PARTNERS, LTD.



                                     By:   /s/ Marty Brandt
                                           --------------------------------
                                           Name:  Marty Brandt
                                           Title: Director

                            THE HEMISPHERE TRUST COMPANY LIMITED



                                     By:   /s/ James MacDonald
                                           --------------------------------
                                           Name:  James MacDonald
                                           Title: Alternate Director

                                  Page 22 of 25 Pages

                         LINKS PARTNERS, LP

                                  By:   Coryton Management Ltd., its general
                                        partner


                                  By:   /s/ Arthur Coady
                                        ----------------------------------
                                        Name:  Arthur Coady
                                        Title: President




                         INLAND PARTNERS, LP


                                  By:   Coryton Management Ltd., its general
                                        partner


                                  By:   /s/ Arthur Coady
                                        ----------------------------------
                                        Name:  Arthur Coady
                                        Title: President




                         CORYTON MANAGEMENT LTD.


                                  By:   /s/ Arthur Coady
                                        ----------------------------------
                                        Name:  Arthur Coady
                                        Title: President



                         ARTHUR COADY


                                  By:   /s/ Arthur Coady
                                        ----------------------------------
                                        Name:  Arthur Coady
                                        Title: President



                                 Page 23 of 25 Pages

                           ELIAS SABO



                                    By:   /s/ Elias Sabo
                                          --------------------------------
                                          Name: Elias Sabo



                           I. JOSEPH MASSOUD



                                    By:   /s/ I. Joseph Massoud
                                          --------------------------------
                                          Name: I. Joseph Massoud


                               Page 24 of 25 Pages

                                   CREDIT SUISSE FIRST BOSTON, on behalf of the investment banking business of the Credit Suisse First Boston business unit



                                       By:  Ivy B. Dodes
                                            ------------------------------------
                                            Name: Ivy B. Dodes
                                            Title: Managing Director

                               Page 25 of 25 Pages

                                                                      SCHEDULE A

             Additional Information Concerning the Reporting Persons

           DIRECTORS AND EXECUTIVE OFFICERS OF CSFB INVESTMENT BANKING

          The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFB Investment Banking. The business address of CSFB Investment Banking is 11 Madison Avenue, New York, New York 10010.

       Name              Business Address       Title and Present Principal Occupation    Citizenship
-----------------------  ------------------     --------------------------------------    -----------
John J. Mack             11 Madison Avenue      Chief Executive Officer, Chairman            USA
                         New York, NY 10010

Christopher Carter       11 Madison Avenue      Chairman of Europe                           USA
                         New York, NY 10010

Brady W. Dougan          11 Madison Avenue      Head of Securities Division                  USA
                         New York, NY 10010

Hamilton E. James        11 Madison Avenue      Chairman of Global Investment
                         New York, NY 10010     Banking and Private Equity                   USA


Gary G. Lynch            11 Madison Avenue      Global General Counsel                       USA
                         New York, NY 10010

Thomas R. Nides          11 Madison Avenue      Chief Administrative Officer                 USA
                         New York, NY 10010

Hector W. Sants          11 Madison Avenue      Chief Executive of Europe                    USA
                         New York, NY 10010

Richard E. Thornburgh    11 Madison Avenue      Chief Financial Officer                      USA
                         New York, NY 10010


   Name            Business Address    Title and Present Principle Occupation     Citizenship
   ----            ----------------    --------------------------------------     -----------
Stephen R. Volk    11 Madison         Chairman of CSFB                           USA
                   Avenue
                   New York, NY
                   10010

Adebayo Ogunlesi   11 Madison         Head of Global Investment Banking          Nigeria
                   Avenue
                   New York, NY
                   10010

Eileen Murray      11 Madison         Head of IT and Operations                  USA
                   Avenue
                   New York, NY
                   10010

Brian Finn*        11 Madison         Member of CSFB Office of the Chairman      USA
                   Avenue
                   New York, NY
                   10010







_________________________________________

               * Effective April 8, 2002

                                                                      SCHEDULE B

             Additional Information Concerning the Reporting Persons

      DIRECTORS AND EXECUTIVE OFFICERS OF CREDIT SUISSE FIRST BOSTON, INC.

                The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is 11 Madison Avenue, New York, New York 10010.


       Name             Business Address     Title and Present Principal Occupation      Citizenship
       ----             ----------------    ------------------------------------------  ---------------
John J. Mack            11 Madison          President, Chief Executive Officer, Board   USA
                        Avenue              Member
                        New York, New
                        York 10010

Brady W. Dougan         11 Madison
                        Avenue              Managing Director, Head of Securities       USA
                        New York, New       Division, Board Member
                        York 10010

D. Wilson Ervin         11 Madison          Managing Director, Head of Strategic Risk   USA
                        Avenue              Management
                        New York, New
                        York 10010

David C. Fisher         11 Madison          Managing Director, Chief Accounting         USA
                        Avenue              Officer
                        New York, New
                        York 10010

Hamilton E. James       11 Madison          Chairman of Global Investment Banking and   USA
                        Avenue              Private Equity, Board Member
                        New York, New
                        York 10010

Robert C. O'Brien       11 Madison          Managing Director, Chief Credit Officer     USA
                        Avenue
                        New York, New
                        York 10010

Richard E. Thornburgh   11 Madison          Chief Financial Officer, Board Member       USA
                        Avenue
                        New York, New
                        York 10010

Name                 Business Address      Title and present Principle Occupation   Citizenship
----                 ----------------      --------------------------------------   -----------
Lewis H. Wirshba     11 Madison           Managing Director, Treasurer             USA
                     Avenue
                     New York, New
                     York 10010

Adrian R.T. Cooper   11 Madison           Vice President                           USA
                     Avenue
                     New York, New
                     York 10010

Neil Moskowitz       11 Madison           Vice President                           USA
                     Avenue
                     New York, New
                     York 10010

David C. O'Leary     11 Madison           Vice President                           USA
                     Avenue
                     New York, New
                     York 10010

Carlos Onis          11 Madison            Vice President                          USA
                     Avenue
                     New York, New
                     York 10010

Neil Radey           11 Madison           Vice President                           USA
                     Avenue
                     New York, New
                     York 10010

Charles Stonehill    11 Madison           Vice President                           USA
                     Avenue
                     New York, New
                     York 10010

Adebayo Ogunlesi     11 Madison           Head of Global Investment Banking        Nigeria
                     Avenue
                     New York, New
                     York 10010

                                                                     SCHEDULE C

             Additional Information Concerning the Reporting Persons

  DIRECTORS AND EXECUTIVE OFFICERS OF CSFB GLOBAL OPPORTUNITIES ADVISERS, LLC.

                  The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFB Global Opportunities Advisers, LLC. The business address of CSFB Global Opportunities Advisers, LLC is 11 Madison Avenue, New York, New York 10010.


       Name           Business Address       Title and Present Principal Occupation      Citizenship
       ----           ----------------       ------------------------------------------ ---------------
Mark R. Patterson     11 Madison            Chairman                                    USA
                      Avenue
                      New York, New
                      York 10010

David J. Matlin       11 Madison            Chief Executive Officer                     USA
                      Avenue
                      New York, New
                      York 10010

Donna P. Alderman     11 Madison            Vice President                              USA
                      Avenue
                      New York, New
                      York 10010

Frank S. Plimpton     11 Madison            Vice President                              USA
                      Avenue
                      New York, New
                      York 10010

                                                                      SCHEDULE D

             Additional Information Concerning the Reporting Persons

   DIRECTORS AND EXECUTIVE OFFICERS OF CREDIT SUISSE FIRST BOSTON (USA), INC.

             The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address Credit Suisse First Boston (USA), Inc. is 11 Madison Avenue, New York, New York 10010.

        Name           Business Address      Title and Present Principal Occupation      Citizenship
        ----           ----------------      --------------------------------------      -----------
John J. Mack           11 Madison           President, Chief Executive Officer, Board   USA
                       Avenue               Member
                       New York, New
                       York 10010

Brady W. Dougan        11 Madison           Head of Securities Division, Board Member   USA
                       Avenue
                       New York, New
                       York 10010

D. Wilson Ervin        11 Madison           Head of Strategic Risk Management           USA
                       Avenue
                       New York, New
                       York 10010

David C. Fisher        11 Madison           Chief Accounting Officer                    USA
                       Avenue
                       New York, New
                       York 10010

Hamilton E. James      11 Madison           Chairman of Global Investment Banking and   USA
                       Avenue               Private Equity, Board Member
                       New York, New
                       York 10010

Robert C. O'Brien      11 Madison            Chief Credit Officer                        USA
                       Avenue
                       New York, New
                       York 10010

Richard E. Thornburgh  11 Madison           Division Head Finance, Administration and   USA
                       Avenue               Operation, Board Member
                       New York, New
                       York 10010

        Name                Business Address      Title and Present Principal Occupation      Citizenship
-------------------------  -------------------  ------------------------------------------  ---------------
Adebayo Ogunlesi           11 Madison Avenue    Head of Global Investment Banking           Nigeria
                           New York, New York
                           10010

Lewis K. Wirshba           11 Madison Avenue    Treasurer                                   USA
                           New York, New York
                           10010

Robert M. Baylis           11 Madison Avenue    Board Member                                USA
                           New York, New York
                           10010

Philip K. Ryan             11 Madison Avenue    Board Member                                USA
                           New York, New York
                           10010

Maynard J. Toll, Jr.       11 Madison Avenue    Board Member                                USA
                           New York, New York
                           10010

Neil Moskowitz             11 Madison Avenue    Managing Director                           USA
                           New York, New York
                           10010

Carlos Onis                11 Madison Avenue    Managing Director                           USA
                           New York, New York
                           10010

Neil Radey                 11 Madison Avenue    Managing Director                           USA
                           New York, New York
                           10010

Charles Stonehill          11 Madison Avenue    Managing Director                           USA
                           New York, New York
                           10010

                                                                      SCHEDULE E

             Additional Information Concerning the Reporting Persons

             DIRECTORS AND EXECUTIVE OFFICERS OF DONALDSON, LUFKIN &
                        JENRETTE SECURITIES CORPORATION

                  The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Donaldson, Lufkin & Jenrette Securities Corporation. The business address Donaldson, Lufkin & Jenrette Securities Corporation is 11 Madison Avenue, New York, New York 10010.

        Name                Business Address      Title and Present Principal Occupation      Citizenship
-------------------------  -------------------  ------------------------------------------  ---------------
Richard F. Brueckner       11 Madison Avenue    Managing Director                           USA
                           New York, New York
                           10010

Michael Campbell           11 Madison Avenue    Managing Director                           USA
                           New York, New York
                           10010

Frank J. DeCongelio        11 Madison Avenue    Managing Director and Head of Operations    USA
                           New York, New York
                           10010

Brady W. Dougan            11 Madison Avenue    Director                                    USA
                           New York, New York
                           10010

D. Wilson Ervin            11 Madison Avenue    Managing Director                           USA
                           New York, New York
                           10010

Hamilton E. James          11 Madison Avenue    Director                                    USA
                           New York, New York
                           10010

Robert C. O'Brien          11 Madison Avenue    Managing Director                           USA
                           New York, New York
                           10010

        Name                Business Address      Title and Present Principal Occupation      Citizenship
-------------------------  -------------------  ------------------------------------------  ---------------
Carlos Onis                11 Madison Avenue    Director                                    Nigeria
                           New York, New York
                           10010

Richard E. Thornburgh      11 Madison Avenue    Director                                    USA
                           New York, New York
                           10010

John J. Mack               11 Madison Avenue    President, Chief Executive Officer and      USA
                           New York, New York   Director
                           10010

David C. Fisher            11 Madison Avenue    Chief Financial Officer                     USA
                           New York, New York
                           10010

David Brodsky              11 Madison Avenue    Managing Director and General Counsel       USA
                           New York, New York
                           10010

Lewis H. Wirshba           11 Madison Avenue    Managing Director and Treasurer             USA
                           New York, New York
                           10010

                                                                      SCHEDULE F

             Additional Information Concerning the Reporting Persons

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                 HEMISPHERE GLOBAL OPPORTUNITIES PARTNERS LTD.

                  The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Hemisphere Global Opportunities Partners Ltd. The business address of Hemisphere Global Opportunities Partners Ltd. is Hemisphere House, 9 Church Street, P.O. Box HM951, Hamilton HM11, Hamilton, Bermuda.

                                                             Title and Present
        Name                    Business Address            Principal Occupation          Citizenship
---------------------        ----------------------         --------------------        ---------------
Marty Brandt                 Hemisphere House               Director                    Canada
                             9 Church Street                and Vice President
                             P.O. Box HM951 HMDX
                             Hamilton HM11, Bermuda

Ronan Daly                   Frederick House                Director                    Ireland
                             South Frederick Street
                             Dublin 2
                             Ireland, Republic of

Thomas Healy                 Hemisphere House               Director                    Ireland
                             9 Church Street
                             P.O. Box HM951
                             Hamilton HMDX, Bermuda

Christine Perinchief         Hemisphere House               Secretary                   Bermuda
                             9 Church Street
                             P.O. Box HM951 HMDX
                             Hamilton HM11, Bermuda


                                                                      SCHEDULE G

             Additional Information Concerning the Reporting Persons

           DIRECTORS AND EXECUTIVE OFFICERS OF CORYTON MANAGEMENT LTD.

                  Set forth below are the name, position, business address, and present principal occupation or employment of each director and executive officer of Coryton Management Ltd. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Coryton Management Ltd. Each person listed below is a citizen of Canada, other than Ken Clowes, who is a citizen of the United Kingdom.

                                              Principal          Principal
        Name               Position          Occupation          Business of Employer      Business Address
        ----               --------          ----------          ---------------------     -----------------

Arthur Coady          President,          Managing Director of  Provider of               Fleet Management, Inc.
                      Director and        Fleet Manager, Inc.   Management                P.O. Box AP 59214
                      Sole Shareholder                          Services                  Nassau Bahamas


Bruce Bell            Director and        Managing Director of  Private Bank              Oceanic Bank and
                      Vice President      Oceanic Bank and                                Trust Limited
                                          Trust Limited                                   P.O. Box AP 59213
                                                                                          Nassau Bahamas

Ken Clowes            Director and        Chief Operating       Private Bank              Oceanic Bank and
                      Vice President      Officer of                                      Trust Limited
                                          Oceanic Bank and                                P.O. Box AP 59213
                                          Trust Limited                                   Nassau Bahamas

Lindsey Cancino       Director and        Vice President of     Private Bank              Oceanic Bank and
                      Vice President      Oceanic Bank and                                Trust Limited
                                          Trust Limited                                   P.O. Box AP 59213
                                                                                          Nassau Bahamas

                                  EXHIBIT INDEX
                                  -------------


    Exhibit No.     Description
    -----------     -----------

        1 Intercreditor Agreement, dated as of June 5, 2001, by and among Links Partners, LP, Inland Partners, LP, CSFB Global Opportunities Partners, L.P. and CSFB Global Opportunities Partners (Bermuda), L.P.

        2           Form of Note Certificate (Incorporated by reference to
                    Exhibit 4.3 to the Form S-3 Registration Statement of Personnel Group of America, Inc. filed on July 23, 1997 with respect to securities of Personnel Group of America, Inc.)

        3 Power of Attorney appointing, individually, each of Elias Sabo and I Joseph Massoud as attorney-in-fact for Inland Partner, L.P.


        4 Power of Attorney appointing, individually, each of Elias Sabo and I Joseph Massoud as attorney-in-fact for Links Partners, L.P.


        5 Joint Filing Agreement, dated as of April 4, 2002, between CSFB Global Opportunities Partners, L.P., CSFB Global Opportunities Partners (Bermuda), L.P., Hemisphere Global Opportunities Partners, Ltd., The Hemisphere Trust Company Limited, Links Partners, LP, Inland Partners, LP, Coryton Management Ltd., Arthur Coady, Elias Sabo, I. Joseph Massoud and Credit Suisse First dBoston, on behalf of the investment banking business of the Credit Suisse First Boston business unit.